File No. 69-00447


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C., 20549

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                    CATALYST VIDALIA ACQUISITION CORPORATION
                    ----------------------------------------
                                (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         SEE ATTACHMENT A

         2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF
PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

         SEE ATTACHMENT A

         3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         (A) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

         SOLD 1,098,826,000 KWH. OF ELECTRIC ENERGY AT WHOLESALE.

         (B)  NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

         SOLD NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE LOUISIANA.


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


         (C) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

         SOLD NO KWH. OF ELECTRIC ENERGY OF MCF. OF NATURAL OR MANUFACTURED GAS AT WHOLESALE OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         (D)  NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE. SEE ATTACHMENT A.

         PURCHASED NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

         NONE

         (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

         NONE

         (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

         NOT APPLICABLE

         (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

         NONE

         (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

         NOT APPLICABLE


                                    EXHIBIT A

         A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

         SEE ATTACHED EXHIBIT A


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

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 2005.

                                       CATALYST VIDALIA ACQUISITION CORPORATION
                                       ----------------------------------------
                                                 (Name of claimant)


                                By                   /s/ JACK R. SAUER
                                     -------------------------------------------
                                                       Jack R. Sauer
                                                      Vice President

CORPORATE SEAL

Attest:

                  /s/ CHRISTINE SAUER
---------------------------------------------------
                    Christine Sauer
                    Office Manager

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


        JACK R. SAUER                VICE PRESIDENT
---------------------------------------------------
           (Name)                        (Title)

                c/o Century Power, LLC
              3900 Park Avenue, Suite 102
                   EDISON, NJ 08820
---------------------------------------------------
                       (Address)



                                    EXHIBIT B

         AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.

         SEE ATTACHED EXHIBIT B


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

                                                                    ATTACHMENT A

                    CATALYST VIDALIA ACQUISITION CORPORATION

                              Statement by Claimant

1. Catalyst Vidalia Acquisition Corporation (the "Claimant") is a Louisiana corporation located at 3900 Park Avenue, Suite 102, Edison, NJ 08820. The nature of its business is a 100% ownership interest in Catalyst Vidalia Holding Corporation ("CVHC"), a Louisiana corporation, which has a 100% ownership interest in Catalyst Vidalia Corporation ("CVC") a Louisiana corporation, which owns a 50% undivided interest in, and 100% of the voting securities of, Catalyst Old River Hydroelectric Limited Partnership, a Louisiana limited partnership in commendam (the "Partnership"). CVHC is also the sole member of Vidalia Holding, LLC (a Louisiana Limited Liability Company) ("VHLLC") which on July 15, 1999 acquired from the limited partner to the Partnership, 50% of the limited partner's 50% ownership in the Partnership. As a result of this transaction, CVHC owns a 75% undivided interest in the Partnership. The Partnership is located at Old River Control Complex, North Highway 15, Lettsworth, Louisiana 70753, and the nature of its business is ownership of a lessee interest in, and the operation of, a 192 megawatt hydroelectric facility. Further information regarding the business of the Partnership is contained in Note 2 below.

2. The Claimant owns 100% of CVHC. CVHC owns 100% of CVC which is the sole general partner of the Partnership. CVC owns a 50% undivided interest in the Partnership and, as sole general partner, 100% of the voting securities of the Partnership. CVHC is also the sole member of VHLLC which owns a 25% undivided interest in the Partnership.

         The Partnership's assets consist of a leasehold interest in a 192 megawatt run-of-river hydroelectric facility located in Concordia Parish (near Vidalia), Louisiana, approximately one mile north of the Army Corps of Engineers Old River Control Complex between the Mississippi River and the Red/Atchafalaya Rivers. The Project consists of an intake channel 4,500 feet in length, a power plant containing eight bulb turbines with a total installed capacity of 192 megawatts, and a power discharge channel 10,000 feet in length discharging into the Old River Outflow Channel. The Project discharges the flows that otherwise would be passed through the Low Sill Structure of the Old River Control Structure. A single 40-mile, 115-KV transmission line connects the Project with Entergy Services Inc.'s existing substation, just west of Vidalia.

         In August 1990, the Partnership sold and leased back its interest in the Project to and from a group of financial institutions. The original term of the lease is 30 years, subject to certain renewal options. Under the lease and related agreements,




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


         the Partnership was granted certain options to purchase the Project from the lessors. These agreements also impose certain restrictions on the operation of the Project by the Partnership, and generally require that revenues from Project operations be used to pay operating and maintenance expenses, rent, royalty and related obligations before they may be distributed to the partners of the Partnership.

                                                                       EXHIBIT A



                    CATALYST VIDALIA ACQUISITION CORPORATION
                                   FORM U-3A-2

                               INDEX TO EXHIBIT A





Exhibit A1 -      Catalyst Old River  Hydroelectric  Limited Partnership audited
                  2004 financial statements

Exhibit A2 -      Catalyst   Vidalia   Corporation   unaudited   2004  financial
                  statements

Exhibit A3 -      Catalyst   Vidalia   Holding   Corporation    unaudited   2004
                  consolidated financial statements

Exhibit A4 -      Catalyst   Vidalia   Holding   Corporation    unaudited   2004
                  consolidating financial statements

Exhibit A5 -      Catalyst  Vidalia  Acquisition   Corporation   unaudited  2004
                  financial statements

                                                                      EXHIBIT A1



              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP

                        AUDITED 2004 FINANCIAL STATEMENTS





The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Corporation (File number 69-00443) on February 25, 2005.

                                                                      EXHIBIT A2



                          CATALYST VIDALIA CORPORATION

                       UNAUDITED 2004 FINANCIAL STATEMENTS





The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Corporation (File number 69-00443) on February 25, 2005.

                                                                      EXHIBIT A3



                      CATALYST VIDALIA HOLDING CORPORATION

                UNAUDITED 2004 CONSOLIDATED FINANCIAL STATEMENTS





The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Holding Corporation (File number 69-00445) on February 25, 2005.

                                                                      EXHIBIT A4



                      CATALYST VIDALIA HOLDING CORPORATION

                UNAUDITED 2004 CONSOLIDATING FINANCIAL STATEMENTS





The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Holding Corporation (File number 69-00445) on February 25, 2005.

                                                                      EXHIBIT A5

                                    CATALYST VIDALIA ACQUISITION CORPORATION

                                                 BALANCE SHEETS

                                                 (IN THOUSANDS)

                                                    UNAUDITED

                                                     ASSETS
                                                     ------

                                                                        December 31,              December 31,
                                                                            2003                       2004
                                                                  ----------------------       -------------------

Cash and cash equivalents                                         $              769           $            703
Prepaid expenses and other assets                                                  6                          5
Furniture and fixtures, net                                                       16                          9
Note receivable                                                                  308                          -
Investment in Catalyst Vidalia Holding Corporation                           112,290                    107,290
                                                                  ----------------------       -------------------
            Total assets                                          $          113,389            $       108,007
                                                                  ======================       ===================


                                      LIABILITIES AND STOCKHOLDER'S EQUITY
                                      ------------------------------------

Liabilities:

Accounts payable and accrued expenses                             $              250           $              -
Intercompany payables                                                            119                         14
Intercompany tax account                                                      14,107                      9,197
                                                                  ----------------------       -------------------
            Total liabilities                                                 14,476                      9,211
                                                                  ----------------------       -------------------

Stockholder's equity:
       Common stock                                                                -                          -
       Additional paid-in capital                                            113,713                    113,713
       Accumulated deficit                                                   (14,800)                   (14,917)
                                                                  ----------------------       -------------------
            Total stockholder's equity                                        98,913                     98,796
                                                                  ----------------------       -------------------

            Total liabilities and stockholders equity             $          113,389               $    108,007
                                                                  ======================       ===================

                                                                      EXHIBIT A5

                    CATALYST VIDALIA ACQUISITION CORPORATION

                             STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)

                                    UNAUDITED


                                                                                  Year Ended
                                                                                 December 31,
                                                                  --------------------------------------------
                                                                          2003                     2004
                                                                  -------------------       ------------------
Revenues:
       Management fees                                            $              551        $             350
       Investment income                                                          13                        5
                                                                  -------------------       ------------------
         Total Revenues                                                          564                      355

Expenses:
       General and administrative                                                653                      367
        Other                                                                      -                      155
                                                                  -------------------       ------------------
         Total Expenses                                                          653                      522
                                                                  -------------------       ------------------

Pre tax loss                                                                     (89)                    (167)

Tax benefit                                                                        9                       50

                                                                  -------------------       ------------------
Net Loss                                                          $              (80)        $           (117)
                                                                  ===================       ==================

Accumulated deficit beginning of year                             $          (14,720)        $        (14,800)

Current year net loss                                                            (80)                    (117)

                                                                  -------------------       ------------------
Accumulated deficit at end of year                                $          (14,800)        $        (14,917)
                                                                  ===================       ==================


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


                                                                       EXHIBIT B


                            THE CATALYST GROUP, INC.

                      ORGANIZATION AS OF DECEMBER 31, 2004
                      ------------------------------------
                                            STATE OF
NAME                                        INCORPORATION              LOCATION OF BUSINESS      NATURE OF BUSINESS
----                                        -------------              --------------------      ------------------

Ronald W. Cantwell                          N/A                        N/A                       100% ownership of The
    (Individual)                                                                                 Catalyst Group, Inc.

The Catalyst Group, Inc.                    Louisiana                  Edison, NJ                100% ownership of Catalyst
                                                                                                 Vidalia Acquisition Corporation.

Catalyst Vidalia Acquisition                Louisiana                  Edison, NJ                100% ownership
   Corporation ("CVAC")                                                                          of Catalyst
                                                                                                 Vidalia Holding Corporation
                                                                                                 and the sole member of
                                                                                                 Century Power, LLC.

Century Power, LLC                          Louisiana                  Edison, NJ                Owns 100% of the CVHC
                                                                                                 Participating Preferred Stock

Catalyst Vidalia Holding                    Louisiana                  Edison, NJ                100% ownership of Catalyst
   Corporation ("CVHC")                                                                          Vidalia Corporation and
                                                                                                 the sole member of
                                                                                                 Vidalia Holding, LLC.

Vidalia Holding, LLC                        A Louisiana                Edison, NJ                Limited Partner of Catalyst Old
                                            Limited Liability                                    River Hydroelectric
                                            Company                                              Limited Partnership with
                                                                                                 a 25% undivided interest.

Catalyst Vidalia Corporation                Louisiana                  Edison, NJ                General Partner of Catalyst Old
                                                                                                 River Hydroelectric
                                                                                                 Limited Partnership with
                                                                                                 50% undivided interest in and
                                                                                                 100% voting interest in such
                                                                                                 Partnership.

Catalyst Old River Hydroelectric            A Louisiana Limited        Vidalia, LA               Lessee of a 192 megawatt
     Limited Partnership                    Partnership                                          hydroelectric facility in
                                                                                                 Concordia Parish, Louisiana.

Catalyst Construction Corporation           Delaware                   --                        Inactive, owned 100% by CVAC
     of Connecticut

Catalyst Energy Construction                Delaware                   --                        Inactive, owned 100% by CVAC
     Corporation

Catalyst Waste-to-Energy Corporation        Delaware                   --                        Inactive, owned 100% by CVAC

Obermeyer Hydraulic Turbines                Connecticut                --                        Inactive, owned 100% by CVAC

Catalyst Energy Systems Corporation         Delaware                   --                        Inactive, owned 100% by CVAC


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